Exhibit 99.39

Royal Bank Plaza, South Tower 200 Bay Street, Suite 2600 Toronto ON, M5J 2J1 FORM OF PROXY ANNUAL AND SPECIAL MEETING SPROTT INC. (THE “CORPORATION”) WHEN: FRIDAY, MAY 8, 2020 AT 12:00 PM TORONTO TIME WHERE: WWW.VIRTUALSHAREHOLDERMEETING.COM/SII2020 STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW. SCAN TO VIEW MATERIAL AND VOTE NOW BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR DATED MARCH 18, 2020 (THE “CIRCULAR”) BEFORE VOTING. G-13122017 IF YOU VOTE BY MAIL WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: PROXY DEPOSIT DATE: WEDNESDAY, MAY 6 AT 12:00 PM (TORONTO TIME) INSTRUCTIONS: This proxy, solicited by Management, for the annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of Sprott Inc. You have the right to appoint a different person or corporation (with appropriate documentation) of your choice, who need not be a Shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder (exact name) and create and provide a unique APPOINTEE IDENTIFICATION NUMBER for your appointee to access the live audio webcast Meeting in the space provided (see reverse).The common shares represented by this form of proxy may be voted at the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of Meeting and with respect to other matters that may properly be brought before the Meeting. You MUST provide your appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you created to access the Meeting. Appointees can only be validated at the live audio webcast meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you created. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE LIVE AUDIO WEBCAST MEETING. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Proxy Tabulation, P.O. Box 3700, STN Industrial Park, Markham, ON, L3R 9Z9, Canada, by 12:00 p.m. (Toronto time), on Wednesday, May 6, 2020. If the common shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a Corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your control number located above. The telephone or Internet voting service is not available on the day of the meeting and the telephone system cannot be used if you designate another person to attend on your behalf. To vote via the Internet, go to www.proxyvote.com and follow the instructions. IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS INSTRUMENT OF PROXY. The form of proxy should be signed in the exact manner as the name appears on the form of proxy. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder. Proxy will be voted as directed. If no voting preferences are indicated on the reverse, this form of proxy will be voted as recommended by the board of directors. PLEASE SEE OVER

FORM OF PROXY

SPROTT INC. (THE "CORPORATION")

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: FRIDAY, MAY 8, 2020 AT 12:00 PM TORONTO TIME
RECORD DATE: WEDNESDAY, MARCH 18, 2020
PROXY DEPOSIT DATE: WEDNESDAY, MAY 6 AT 12:00 PM (TORONTO TIME) **CUID:**
ACCOUNT NO: **CUSIP:**

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): PETER GROSSKOPF, CHIEF EXECUTIVE OFFICER OF THE CORPORATION, WHOM FAILING KEVIN HIBBERT, CHIEF FINANCIAL OFFICER OF THE CORPORATION

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, print the name of the other person attending the Meeting in the space provided herein (exact name) and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your appointee to access the Meeting. You may choose to direct how your appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the Circular for the Meeting.

You **MUST** create and provide your appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you created to access the Meeting. Appointees can only be validated at the live audio webcast Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX

→ ☐

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE

→ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-R6

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

01 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01 RONALD DEWHURST	☐	☐
02 GRAHAM BIRCH	☐	☐
03 PETER GROSSKOPF	☐	☐
04 SHARON RANSON	☐	☐
05 ARTHUR RICHARDS RULE IV	☐	☐
06 ROSEMARY ZIGROSSI	☐	☐

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

02 APPOINTMENT OF AUDITORS
RE-APPOINTMENT OF **KPMG LLP, CHARTED ACCOUNTANTS** AS AUDITORS OF THE CORPORATION, AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE CORPORATION TO FIX THEIR REMUNERATION AND TERMS OF ENGAGEMENT.
FOR ☐ WITHHOLD ☐

03 APPROVAL OF THE COMMON SHARE CONSOLIDATION
TO CONSIDER AND, IF DEEMED ADVISABLE, PASS A SPECIAL RESOLUTION APPROVING AN AMENDMENT TO THE ARTICLES OF THE CORPORATION FOR THE FUTURE CONSOLIDATION OF THE CORPORATION'S ISSUED AND OUTSTANDING COMMON SHARES ON THE BASIS OF ONE (1) POST CONSOLIDATION COMMON SHARE FOR UP TO TEN (10) PRE-CONSOLIDATION COMMON SHARES, IF, AND AT SUCH TIME FOLLOWING THE DATE OF THE MEETING, AS MAY BE DETERMINED BY THE BOARD IN ITS SOLE DISCRETION.
FOR ☐ AGAINST ☐

04 APPROVAL OF THE 2020 AMENDED AND RESTATED STOCK OPTION PLAN
TO CONSIDER AND, IF THOUGHT ADVISABLE, TO PASS, WITH OR WITHOUT AMENDMENT, AN ORDINARY RESOLUTION TO APPROVE, CONFIRM AND RATIFY THE 2020 AMENDED AND RESTATED STOCK OPTION PLAN OF THE CORPORATION.
FOR ☐ AGAINST ☐

05 APPROVAL OF THE 2020 AMENDED AND RESTATED EMPLOYEE PROFIT SHARING PLAN
TO CONSIDER AND, IF THOUGHT ADVISABLE, TO PASS, WITH OR WITHOUT AMENDMENT, AN ORDINARY RESOLUTION TO APPROVE, CONFIRM AND RATIFY THE 2020 AMENDED AND RESTATED EMPLOYEE PROFIT SHARING PLAN FOR NON-U.S. EMPLOYEES OF THE CORPORATION AND ITS AFFILIATED ENTITIES.
FOR ☐ AGAINST ☐

06 APPROVAL OF THE 2020 AMENDED AND RESTATED EQUITY INCENTIVE PLAN FOR U.S. SERVICE PROVIDERS
TO CONSIDER AND, IF THOUGHT ADVISABLE, TO PASS, WITH OR WITHOUT AMENDMENT, AN ORDINARY RESOLUTION TO APPROVE, CONFIRM AND RATIFY THE 2020 AMENDED AND RESTATED EQUITY INCENTIVE PLAN FOR U.S. SERVICE PROVIDERS OF THE CORPORATION AND ITS AFFILIATED ENTITIES.
FOR ☐ AGAINST ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) ***INVALID IF NOT SIGNED***

M M D D Y Y